UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 13, 2022, Wallbox N.V. (“Wallbox” or the “Company”) published information relating to its Annual General Meeting of shareholders to be held on June 22, 2022. A copy of the Invitation Announcement to the 2022 Annual General Meeting of Wallbox N.V., dated as of May 13, 2022, is attached as Exhibit 99.1 hereto, and the convocation notice and explanatory notes, annual report and form of voting proxy are available on the Investors Relations section of Wallbox’s website at investors.wallbox.com.

Copies of the annual report for the financial year 2021, the annual accounts for the financial year 2021 and the explanatory notes to the agenda (as well as any other annual general meeting materials) are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website at investors.wallbox.com and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the annual general meeting.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Invitation Announcement to the 2022 Annual General Meeting of Wallbox N.V., dated as of May 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: May 13, 2022	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer